

May 10, 2013

Via E-mail
Thomas W. Horton
President and Chief Executive Officer
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, TX 761555

> **Re:    AMR Corporation**
> **Registration Statement on Form S-4**
> **Filed April 15, 2013**
> **File No. 333-187933**

Dear Mr. Horton:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have included a glossary of "defined terms" at the beginning of the prospectus.  In addition to the glossary, please provide a brief definition the first time each of the terms identified in the glossary is used in the prospectus.

2. Please update the financial information contained in your filing (e.g., the "Selected consolidated financial data", "Supplementary Financial Data" and "unaudited pro forma condensed combined financial information") to reflect information from your most recently filed periodic reports.

3. Provide a currently dated consent from the independent public accountant in the amendment.

Questions and Answers About the Merger and the US Airways Group 2013 Annual Meeting of Stockholders, page 1

4. Please revise to include a question and answer that addresses the expected cost of the merger, the estimated amount of the obligations that AMR will be required to settle upon its emergence from Chapter 11 and the aggregate amount of capital expenditures for calendar years 2013-2017 that AMR and US Airways estimate will be required to achieve their goals of increasing AAG's revenue and lowering costs. Refer to pages 12, 45 and 47 of the prospectus.

5. Please revise to add a question and answer to briefly describe and quantify the interests that directors and officers of US Airways Group have that differ from other shareholders.

6. Please revise to add a question and answer regarding the treatment of US Airways Group 7.25% Convertible Notes and its 7% Convertible Notes.

Why are AMR and US Airways Group proposing the Merger, page 2

7. Please balance your disclosure by clarifying that there is no guarantee that the combined airline will be a stronger airline than either American or US Airways individually. In addition, please include a discussion of the potential negative factors regarding the merger or include a cross-reference to pages 81 and 84 where such negative factors are addressed.

What will holders of shares of US Airways Group common stock receive in the Merger, page 2

8. We note you indicate that the aggregate number of shares of AAG common stock issuable to holders of US Airways Group equity instruments will represent 28% of the diluted equity ownership of AAG. Please explain and clarify here why it is being described as a percentage of the "diluted" equity throughout the document. Please revise to disclose (a) the approximate percentage ownership that US Airways Group stockholders will hold immediately after the merger and (b) the approximate percentage ownership that US Airways Group stockholders will hold taking into account the other stock that will be distributed pursuant to the Bankruptcy Plan, which may be distributed or converted after the effective date of the merger, as addressed in the two comments below. Similarly revise to clarify in the Summary.

9. Please expand or add a new question and answer to briefly discuss the shares of AAG Convertible Preferred Stock that will be distributed in connection with the Bankruptcy Plan and the effect these shares may have on the holders of US Airways Group common stock who will receive AAG common stock. Please also discuss the potential volatility this may have on the AAG stock price and trading volume.

10. In this regard, please make clear what percentage of AAG common stock you believe the US Airways Group stockholders will ultimately have once all the conversions of preferred stock into AAG common stock own taken place after 120 days following the effective date.  When providing the percentage that the US Airways stockholders will ultimately hold, please address any other potential AAG stock issuances.  We note under the Risk Factor, "The Shares of AAG Convertible Preferred Stock," at page 44 that the Plan also provides holders of existing AMR equity securities with a guaranteed initial distribution and the potential to receive additional distributions during the 120 day period during after the merger effective date.

Who will manage AAG after the Merger, page 3

11. If the board of directors will not be chosen by the time of the vote on the merger, please revise to make that clear.  In the alternative, please revise to identify the members of the board of directors and the officers of AAG prior to the vote on the merger, if known.

Summary, page 9

The Combined Company after the Merger, page 11

American Airlines Group Inc., page 11

12. We note your disclosure on page 11 that "AAG will also provide customers with more choices and increased service across a larger worldwide network, including an enhanced oneworld alliance, than either American or US Airways could offer independently." Please revise to balance this statement by disclosing that US Airways, after the merger, will no longer be a member of Star Alliance.

The Combined Company after the Merger, page 11

American Airlines Group Inc., page 11

13. We note your statement that the AAdvantage program will become the industry's leading frequent flyer loyalty program.  Please explain in what way(s) you believe it will be the industry leader.

Expansive Global Network, page 12

14. Please disclose what is meant by the statement that AAG is expected to create a third large U.S. global airline system.

15. Please revise to briefly describe the ways in which you believe the flight networks of AMR and US Airways Group are "complementary."

Expected Synergies, page 12

16. Please balance your disclosure in this section by disclosing that in addition to the costs associated with the merger, AMR, at emergence from Chapter 11 will be required to settle certain obligations which it estimates will be at least $1.3 billion.

Risk Factors, page 37

17. We note in the opening paragraph of the risk factors section that an investor can find the risk factor information relating to AMR in AMR's Form 10-K and Form 10-Qs. Because AMR is not eligible to incorporate by reference into this Form S-4, material risks relating to AMR should be included in the Form S-4 and the reference to the risks found in the AMR 10-K and 10-Qs should be deleted.

Risk Factors Relating to the Merger, page 37

The merger is subject to a number of conditions to the obligations, page 37

18. Please revise throughout the document to update the status of the Merger Support Order to be entered by the Bankruptcy Court.

Liquidity Risks, page 45

The percentage ownership interests, page 45

19. Please revise to clarify in the subheading the risk that US Airways Group stockholders will have less influence on management and policies of AAG than they now have on the management and policies of US Airways Group, due to their holding 28% of the diluted equity ownership of AAG.

Each of AMR's and US Airways Group's indebtedness and other obligations are, page 45

20. Please revise to quantify here, or in a separate risk factor, AAG's expected amount of indebtedness following the Closing and any anticipated debt agreements of AAG or advise.

The airline industry is fiercely competitive, and AAG will be subject to, page 49

21. We note your disclosure regarding AMR's JBAs and related marketing agreements with several airlines. Please revise to briefly describe these agreements in an appropriate place in your registration statement.

AAG's ability to operate and grow its route network in the future, page 54

22. Please revise to clarify whether the merger could result in the reduction of slots.

AAG will be increasingly dependent on technology, page 56

23. Please consider disclosing the computer failure that occurred on April 16, 2013 that resulted in AMR grounding all of its flights nationwide for several hours as an example of the risk associated with the dependence on technology.

The US Airways Group Annual Meeting, page 61

Solicitation of Proxies, page 66

24. We note that proxies may be solicited by telephone, by mail, by facsimile or in person. Please confirm that you will file all written soliciting material, including any scripts to be used in soliciting proxies by in person interview or telephone.

Proposal 1: The Merger, page 68

The Merger, page 69

Background of the Merger, page 69

25. Please provide us with copies of the "board books" and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Also, provide us with copies of the engagement letters.

26. Please revise to disclose, as discussed in newspaper articles, if true, that US Airways purchased AMR's publicly traded debt in order to have standing to participate in AMRs Chapter 11 case.

27. We note your disclosure that the boards and senior management of both companies had regularly reviewed and evaluated potential strategic alternatives and business combination transactions.  To the extent other strategic alternatives or business combinations were considered by either company, please revise this section to discuss if, or when, those alternatives were considered and for what reason those alternatives were not pursued.  We also note your disclosure on page 71 that, on July 10, 2012, AMR announced that it would begin a review of strategic alternatives and, at page 72, that it approached other airlines about strategic combinations.  Please revise to disclose whether any alternatives to the merger were considered, and, to the extent that such alternatives were considered, please revise to discuss such alternatives.  Similarly, we note the disclosure on page 80 that US Airway's Group's Board of Directors assessed alternatives

to the merger.  Please revise to discuss such alternatives and ultimately why they were not pursued.

28. We note the disclosure that US Airways sent AMR a non-binding indication of interest on April 20, 2012 (April 20 Indication of Interest), which contemplated AMR's unsecured creditors receiving 49.9% of the common stock of the combined company and $1.5 billion of new senior unsecured debt obligations of the combined company and that US Airways Group equity holders would retain 50.1% of the common stock of the combined company and that was not pursued by AMR.  Please further explain how the ultimate equity split was determined and which party initially suggested the move more towards a 70/30 equity split that was found in the November Proposal, versus the April 20 Indication of Interest equity split.

29. We note your disclosure on page 75 that US Airways and American entered into a memorandum of understanding with TWU and a letter agreement with APFA.  In addition, we note that US Airways entered into an agreement with AFA that includes support for the merger.  If there are other agreements that are anticipated with unions, or union agreements that the merger may be contingent on, please include a list of the labor unions that US Airways Group and AMR's employees belong to and clarify the status of any negotiations with the unions.

30. We note your disclosure on page 78 that "AMR's stakeholders would be entitled to 72% of the Expected Synergies."  Please revise to clarify that they would be entitled to 72% of the equity of AAG or advise.

AMR's Board of Directors' Reasons for the Merger, page 83

31. Please revise to clarify what you mean by "a more equal market share" on page 84 by providing quantitative information.

Opinion of US Airways Group's Financial Advisor, page 85

32. For each analysis, please explain what each of the included calculations in the analysis means, what they are intended to show, and how they aid in reaching the conclusions regarding the derived range of relative stock ownership for US Airways stockholders in AAG.  Also, to the extent practicable, explain the steps taken with the calculations in each analysis to reach the conclusion of the derived range of relative stock ownership for US Airways stockholders in AAG.

Selected Comparable Company Analysis, page 88

33. Please revise to disclose the criteria used to select the comparable companies and, with a view towards revised disclosure, please tell us why the comparable companies were

limited to the legacy airlines when such decision allowed for only two comparable companies for US Airways Group and three comparable companies for AMR.

34. Please explain to us why no companies were used as a comparable to AMR that had recently emerged from bankruptcy.

35. Please revise to disclose the ratio of adjusted enterprise value to estimated EBITDAR for calendar years 2013 and 2014 for each of the selected companies.

Trading Value Analysis, page 89

36. We note on page 10 the disclosure under "Merger Consideration and Plan Shares," that indicates that the value of common stock of AAG that US Airways Group common stockholders will receive in the Merger is not fixed and will depend on the value of AAG Common Stock. Please further explain how the trading value analysis can be derived from the selected comparable company analysis of AMR for calendar year 2013. We also note your discussion here that AMR equity does not have an observable market value because it is in bankruptcy.

General, page 91

37. We note that the description in the registration statement regarding the material relationships between US Airways Group and Barclays does not provide a quantitative description of the fees paid or to be paid to Barclays and its affiliates by US Airways and its affiliates. Please revise the registration statement to provide such disclosure. Refer to Item 1015(b)(4) of Regulation M-A.

38. We note that additional compensation of up to $10,000,000, of which $3,000,000 is payable at the sole discretion of US Airways Group, will be payable at the completion of the disclosed transaction. Please revise to disclose what factors US Airways Group will use to determine whether it will pay the discretionary amount or advise.

General Information regarding Forecasts and Expected Synergies, page 91

39. Please refer to the second complete paragraph on page 92. Please revise the first sentence to clarify that investors should not place undue certainty on the forecasts, rather than not being able to rely on them at all. Please revise this section accordingly.

Certain AMR Forecasted Financial Information,  Page 94

40. We note that the 2013 forecasted EBITDAR amount you present is adjusted for estimated costs incurred by the Company in connection with the Chapter 11 case and special items. Accordingly, this measure is not properly titled as EBITDAR as it is adjusted for items

other than interest, taxes, depreciation and amortization, and mainline aircraft rent expense. Please revise to retitle this measure.

Regulatory Approvals, page 97

41. We note the third and fourth paragraphs in this section. Please revise to clarify briefly which other regulatory filings are required and disclose the status of those submissions or advise.

Material U.S. Federal Income Tax Consequences, page 98

42. Please revise to indicate, if true, that the disclosure in this section is the opinion of counsel. We may have further comment when the tax opinions are filed.

43. In this regard, please revise to delete your characterization of the tax consequences to U.S. holders as a "summary," if you intend to use a "short form" tax opinion.

44. We note your statement that the "remainder of this discussion assumes that the merger will qualify as a reorganization." Please revise to remove this assumption as the opinion should not assume the tax consequences in issue.

Litigation Related to the Merger, page 106

45. Please provide us with a copy of the complaint for the shareholder litigation action discussed in this section.

The Merger Agreement, page 107

Representations and Warranties, page 112

46. We note your disclaimers in this section. Please delete the end of the first paragraph that says, "which subsequent information may or may not be fully reflected in the companies' public disclosures." Please update as necessary.

Bankruptcy Matters, page 116

47. We note your disclosure that "[b]ased on the Bankruptcy Court hearing on March 27, 2013, . . . AMR and US Airways Group anticipate that the Bankruptcy Court will enter an order that fails to meet all of the requirements of the Merger Agreement." Please revise to disclose the requirements of the Merger Agreement that such order may not satisfy or advise.

US Airways Group Tax Plan, page 136

48. We note your disclosure that the summary provides only a general description of the Tax Plan.  The description of the plan should cover all material provisions of the plan.  Please revise accordingly.  In addition, we note similar disclosure regarding the Plan of Reorganization on page 141.  Please disclose, if true, that the summary describes all material provisions of the plan.

Employee Matters, page 122

49. Please revise to provide a brief explanation of "ordinary course changes" and "employee protection arrangements."

Unaudited Pro Forma Condensed Combined Financial Statements, page 146

Note 3. "Fresh Start" Accounting, page 153

50. Please revise to disclose the reorganization value being used and how it was determined.

Footnote (d), page 156

51. Please tell us which intangible assets were impacted as result of this fair value adjustment. For each intangible asset impacted please tell us how the fair value was determined, the fair value adjustment and whether the intangible is or is not amortized and if amortized the amortization period.

Footnote (r), page 157

52. Please tell us and revise to disclose how you arrived at the adjustment to depreciation and amortization.

Footnote (n), page 157

53. It appears that three separate components comprise the adjustment to revenues, (1) revaluation of the frequent flier liability, (2) change in accounting policy from the incremental cost method to the deferred revenue method and (3) the application of the new multiple element arrangement guidance. Please revise to quantify each component separately. Additionally, please provide us the calculation of the adjustment for each component.

54. We note that you will apply the provision of ASC 605-25, "Multiple Element Arrangements," to recognize the revenue components related to frequent flyer miles sold to your affinity partners. We also note that compared to your historical accounting policies, the new accounting policy increases the value primarily of the marketing related

deliverables. Please tell us in detail how the application of the new multiple element arrangement accounting policy caused an increase in value assigned to the marketing related deliverables.

55. Please provide us with an example of how revenue was allocated between the marketing element(s) and mileage credits/air transportation element(s) both before and after the adoption of ASC 605-25, "Multiple Element Arrangements," as it may facilitate a better understanding of the changes in your accounting treatment.

## Description of Capital Stock of AAG, page 159

56. We note your disclosure that the "following information is a summary of the AAG capital stock" and is "qualified by reference to the provisions of applicable law." Please revise to provide a description of such applicable law or file the applicable provisions as an exhibit to the registration statement.

## Description of AMR's Business, page 184

## General Description, page 184

## AMR Corporation, page 184

57. We note your disclosure on page 185 that "[o]n a separate company basis, AMR Eagle reported $1.2 billion in revenue in 2012." Please revise to disclose AMR Eagle's net income (loss) in the last paragraph of this section on page 185.

## AMR's Compensation Discussion and Analysis, page 224

## Executive Summary, page 224

## Short-Term Incentive Compensation –The AMR Annual Incentive Plan, page 226

58. Please revise to disclose the pre-determined customer service targets that must be achieved in order for your executive officers to earn the short-term incentive compensation under the AMR 2012 AIP plan.

## Proposal 6: US Airways Group Say-On-Pay Advisory Vote, page 280

## US Airways Group Executive Compensation, page 298

## Summary Compensation Table, page 298

59. Please revise footnote (a) to US Airways Group's summary compensation table on page 298 to disclose all assumptions made in the valuation by reference to a discussion of

those assumptions in US Airways Group's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis section.

Exhibits, page II-10

60. Please file the form of the AAG 2013 IAP as an exhibit prior to effectiveness or advise.

61. Please file the form of Proxy Card of US Airways Group, Inc. with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.  Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

Cc:    <u>Via E-mail</u>
       Thomas A. Roberts
       Weil Gotshal & Manges LLP